August 14, 2009

Mr. H. Roger Schwall
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. St. N.E.
Washington D.C.  20549

Re:           Berry Petroleum Company
Form 10K for Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Definitive Schedule 14A
Filed March 31, 2009
Response Letter
Submitted July 15, 2009
File No. 001-09735

Dear Mr. Schwall:

On behalf of Berry Petroleum Company, we are submitting responses to the comments relating to the above filing set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission (“Commission” ) dated August 7, 2009.  In this letter, the Company has reproduced your comments in italics typeface and has made responses in normal typeface.

Definitive Schedule 14A

Compensation Discussion and Analysis

2008 Short Term Incentive Compensation Plan, page 14

1.
We note your response to prior comment 16.  Based on that response and your related disclosures, it is not clear to us how you determine awards under this plan.  In this regard, for example, we note that Mr. Heinemann’s target short-term payout was 100% of base salary, and the applicable bonus percentage, including the EHS multiplier, for executive officers was 78%.  It appears then that his award under the plan should have been $468,000 ($600,000 base salary multiplied by 100% target award multiplied by 78% bonus percentage).  However, in the bonus column of your summary compensation table, which reflects the bonus amounts awarded under this plan, you list a bonus of $686,400.  Please provide us with the calculations used to determine awards under this plan in 2008, and explain why these amounts do not match those listed in your summary compensation table.

Response:

As noted in the section Setting Executive Compensation, our Board has determined that maintaining flexibility is in our Company’s best interest in establishing executive compensation.  As such, the approach to executive compensation is not a strict formula and cannot be calculated in that fashion.  In December 2008, the Committee and our Board determined that the short term incentive compensation or cash bonus that should be paid to Mr. Heinemann was the amount of $880,000 provided, however, that that number would be adjusted for the outcome under the 2008 ICP.  As noted, the applicable percentage for Executive Officers was 78%.  The bonus amount shown in the column of the Summary Compensation Table of $686,400 for Mr. Heinemann is $880,000 times 78%.  Mr. Heinemann’s contract specifies that the target for discretionary annual bonuses is 100% but that it may range from 50% to 200% of base salary.  The actual bonus is awarded at the discretion of the Board and the Committee.

In future filings, we will disclose the Board’s awarded bonus number to which the ICP factor is applied.  We believe that the Summary Compensation Table does and will contain the correct number reflecting the actual bonus paid.

2.	We note your response to our prior comment 18. Please quantify the changes made to your production and income performance targets in connection with the East Texas acquisition.

Response:

The East Texas acquisition increased the production target by 3,005 BOE/D and the net income target by $11.9 million.

In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you or your staff have any questions concerning the enclosed materials, please contact me at (303) 999-4036.

Sincerely,

                    /s/ David D. Wolf
David D. Wolf
Executive Vice President and
Chief Financial Officer